Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 Main Tel +1 312 782 0600 Main Fax +1 312 701 7711 www.mayerbrown.com
May 9, 2013

Ms. Katherine Hsu

Office Chief

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Chase Auto Receivables LLC Registration
Statement on Form S-3 File No. 333-185259

Dear Ms. Hsu:

On behalf of Chase Auto Receivables LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated December 14, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the above captioned Registration Statement on Form S-3. For your convenience, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 1, which have been marked to show the changes from the Registration Statement as filed on December 4, 2012, as well as two clean copies of Amendment No. 1.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in bold. (Please note that page number references in our responses below refer to the applicable page number in the marked copies of Amendment No. 2.) Unless otherwise noted, “we,” “us” and similar terms refer to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-3

Static Pool Data, page S-35

Review of Pool Assets, page S-38

1. We note your disclosure that JPMorgan Chase Bank, National Association, on your behalf, has performed a review of the receivables of the issuing entity and the information required to be included in the prospectus supplement and the accompanying prospectus relating to the receivables in order to provide reasonable assurance that such information is accurate in all material respects. We further note your disclosure in the second

Mayer Brown LLP

Ms. Katherine Hsu

May 9, 2013

paragraph on page S-38 that JPMorgan Chase used its reasonable best judgment to determine the scope and type of review and that the review required the application of a significant level of human diligence and judgment that is inherently uncertain and may be subject to error. Securities Act Rule 193 requires that the review be designed and effected to provide reasonable assurance that such information is accurate in all material respects. Your statements appear to disclaim JPMorgan Chase’s responsibility for satisfying the minimum requirements under Rule 193. Please revise.

Response:

We have revised the prospectus supplement (pages S-30 and S-31) to delete from the section entitled “Review of Pool Assets” both (i) the reference to reasonable best judgment and (ii) the sentence regarding a significant level of human diligence and judgment. We have also added a risk factor explaining that the Rule 193 review provides reasonable assurance but not absolute certainty that the pool asset disclosure is accurate in all material respects.

2. Additionally, we note your disclosure that JPMorgan Chase “performed a review of the Receivables in the [statistical] pool....” It is unclear from your discussion how a review of the receivables in the statistical pool would vary from a review of the receivables in the actual pool, including, for example, to what extent the characteristics of the statistical pool are expected to vary from the actual pool and whether you intend to reconcile the information reviewed pursuant to Rule 193 with respect to the actual pool against the statistical pool information in order to obtain reasonable assurance that any variation would not be material. See, e.g., Item 1111(a)(7) of Regulation AB (requiring disclosure about the nature of the review) and Instruction to Item 1111(a)(7) (stating that if the review is of a sample of assets in the pool, you must disclose the size of the sample and the criteria used to select the assets sampled). Please revise.

Response:

We have revised the prospectus supplement (page S-31) to add the requested disclosure.

Mayer Brown LLP

Ms. Katherine Hsu

May 9, 2013

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Stuart Litwin, at (312) 701-7373. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Stuart M. Litwin

Stuart M. Litwin